Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiary	Jurisdiction
Cavium Networks International, Inc.	Delaware
Cavium International	Cayman
Cavium Networks International	Cayman
Cavium Networks (India) Private Limited	India
Cavium Networks Asia	Cayman
Cavium Networks U.K. Limited	England
Cavium LLC	California
Cavium Networks Korea LLC	Korea
Cavium (Taiwan) Ltd.	Taiwan
Cavium Semiconductor Technology (Shanghai) Co., Ltd.	China
Cavium Networks Singapore Pte. Ltd.	Singapore
WWC I, LLC	Delaware
Beijing WWCOMS Info Technology Ltd.	China
MontaVista Software Japan, Inc.	Japan
MontaVista Korea	Korea
MontaVista Software SAS	France
MontaVista Software GmbH	Germany
MontaVista Software AB	Sweden
MontaVista Software GmbH	Switzerland
MontaVista MontaVista Software Limited	United Kingdom
MontaVista Software LLC	Delaware
MontaVista Software Canada, Inc.	Canada
DSP Research, Inc.	California